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Exhibit 99.7

         [Hunton & Williams Letterhead]

September 5, 2002

Via Fax

Matthew W. McNair, Esq.
Cline, Williams, Wright, Johnson & Oldfather, L.L.P.
One Pacific Place
1125 South 103rd, Suite 320
Omaha, NE 88124-1090

Dear Mr. McNair:

I am writing in response to your letter of September 4, 2002 informing me that the president of Austins Steaks & Saloon, Inc. (the "Company") has called a special meeting of the Company's stockholders. Steve Gehring of your firm informed me last week in a telephone conversation that the president of the Company would not be considering my clients' request for a special meeting of stockholders until after the meeting on September 10, 2002 between my clients and the Company's board of directors. As a result, my clients continued to pursue their contest as a consent solicitation by refiling with the Securities and Exchange Commission an amended consent solicitation statement. At this point, my clients intend to continue their contest through a consent solicitation. They do not intend to seek proxies for the special stockholder meeting that you informed us has been called by the president of the Company. My clients therefore revoke their request for a special stockholder meeting.

Very truly yours,

Charles R. Monroe, Jr.

CRMjr:sb

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  Exhibit 99.7